Ronald S. Tucker
Attorney at Law
1623 Tradewinds Lane
Newport Beach, CA 92660
(949) 232-7694
Fax: (949) 548-7005

February 2, 2017

Katelyn Donovan
Michael R. Clampitt
Securities Exchange Commission
450 5th Street, N. W.
Judiciary Plaza
Washington, D.C. 20549

 RE: Tensleep Financial Corporation
  Registration Statement on Form 1-A
  Filed November 30, 2016
  File Number: 024-10648

Dear Ms Donovan and Mr. Clampitt:

 On behalf of the company on February 2, 2017, I filed the Second Amended Form 1-A in response to your comment letter February 1, 2017.

 With the above Response, the Company authorized me to requested you to qualify its offering statement, and to acknowledge that:

should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Ronald S. Tucker

Ronald S. Tucker